[INSIDER TRAVEL DEALS.COM LETTERHEAD]

December 6, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, DC 20549

Re:      Insider Travel Deals.com, Inc.
         SEC File No: 333-85467

Dear Sir or Madam:

         We have determined that it is in the Company's best interest to withdraw our Registration Statement on Form SB-1 (SEC File No. 333-85467) due to the lack of sufficient operating funds and the need for immediate financing to sustain the Company. Pursuant to Rule 477 of the Securities Act of 1933, as amended, Insider Travel Deals.com, Inc., hereby requests withdrawal of our Registration Statement, including Amendment No. 1 and all exhibits thereto.

Sincerely,

Insider Travel Deals.com, Inc.

By: /s/ James Solomon
   ----------------------
   James Solomon
   Chief Executive Officer

cc:  Gregory Lindley, Esq. (via facsimile)